UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Harbin Electric, Inc.
(Name of Company)

Common Stock, par value $.00001
(Title of Class of Securities)

41145W 10 9
(CUSIP Number)

Tianfu Yang
Hero Wave Investments Limited
Xi Yuan 17-5, Wan Cheng Hua Fu,
Wan Liu Xi Lu, Hai Dian Qu,
Beijing, China 100089
+(86) 451 8611 6757

Donald Yang
Abax Global Capital (Hong Kong) Limited
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong
+(852) 3602 1800

With copies to:
Michael V. Gisser
Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004
China
(8610) 6535-5599

Mark J. Lehmkuhler
Davis Polk & Wardwell LLP
c/o 18th Floor, The Hong Kong Club Building
3A Chater Road, Central, Hong Kong
(+852) 2533 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tianfu Yang I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,030,000
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER 7,030,000
	10.	SHARED DISPOSITIVE POWER 12,725,384
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,725,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.72%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Hero Wave Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,633,354
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,633,354
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,633,354
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.48%
14.	TYPE OF REPORTING PERSON CO

1 Hero Wave Investments Limited is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Tech Full Electric Company Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,725,384
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,725,384
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.72%
14.	TYPE OF REPORTING PERSON CO

2 Tech Full Electric Company Limited is incorporated in the Cayman Islands and does not have an I.R.S. Identification Number.

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Lotus Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,225,553 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,225,553 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,553 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Nai Xin A Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 466,467 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 466,467 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,467 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Opportunities Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Upland Fund LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Arhat Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Claremont Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Capital
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Item 5)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Abax Global Capital (Hong Kong) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

CUSIP No.	41145W 10 9

1.	NAME OF REPORTING PERSON: Xiang Dong Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,692,020 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,692,020 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14.	TYPE OF REPORTING PERSON IN

Introductory Note

This Schedule 13D is filed jointly by Tianfu Yang (“Mr. Tianfu Yang”), Hero Wave Investments Limited (“Hero”), Tech Full Electric Company Limited (“Tech Full”), Abax Lotus Ltd. (“Abax Lotus”), Abax Nai Xin A Ltd. (“Abax Nai Xin”), Abax Global Opportunities Fund (“Global Fund”), Abax Upland Fund LLC (“Upland”), Abax Arhat Fund (“Arhat”), Abax Claremont Ltd. (“Upland Managing Member”), Abax Global Capital (“AGC”), Abax Global Capital (Hong Kong) Limited (“Abax HK”), and Xiang Dong Yang (“Mr. Xiang Dong Yang”, collectively with Abax Lotus, Global Fund, Upland, Arhat, Upland Managing Member, AGC, AGC Asia 3, Abax HK and Abax Nai Xin, the “Abax Parties”).   Mr. Tianfu Yang, Hero, Tech Full and the Abax Parties are collectively referred to herein as the “Reporting Persons”.

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to Harbin Electric, Inc. (the “Company”) and amends and supplements the information provided by (i) Mr. Tianfu Yang and Hero in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2005 (as amended and supplemented to date), and (ii) Abax Lotus, Abax Jade Ltd. (“Abax Jade”), Abax Nai Xin, Global Fund, Upland, Arhat, Upland Managing Member, AGC, AGC Asia 3 Ltd. (“AGC Asia 3”), Abax HK and Mr. Xiang Dong Yang (collectively, the “Original Abax Filing Parties”) in the Schedule 13D filed with the SEC on January 10, 2011.

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $.00001 (“Common Stock”), of the Company.  As of the date of this Statement, the Company has 31,250,8203 shares of Common Stock issued and outstanding.  The principal executive office of the Company is located at No. 9, Ha Ping Xi Lu, Ji Zhong Qu, Harbin Kai Fa Qu, Harbin 150001, People’s Republic of China.

Item 2.	Identity and Background

(a) – (c)
This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

With respect to Mr. Tianfu Yang and Hero, this statement also amends and, with respect to certain information set forth herein, supersedes the Schedule 13D filed with the SEC on February 5, 2005 (the “Founder’s Original 13D”) by Mr. Tianfu Yang with respect to the shares of Common Stock of the Company, as previously amended by Amendment No. 1 to the Founder’s Original 13D filed on April 30, 2007, by Amendment No. 2 to the Founder’s Original 13D filed on October 24, 2007, by Amendment No. 3 to the Founder’s Original 13D filed on October 12, 2010, and by Amendment No. 4 to the Founder’s Original 13D filed on November 22, 2010. Unless otherwise stated herein, the Founder’s Original 13D as previously amended remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Founder’s Original 13D.

3	Based on information provided in the current 10-K of the Company, as filed with the SEC on March 16, 2011.

With respect to the Abax Parties, this statement amends and, with respect to certain information set forth herein, supersedes the Schedule 13D filed with the SEC by the Original Abax Filing Parties on January 10, 2011.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Mr. Tianfu Yang is chairman of the board of directors and chief executive officer of the Company and sole director of Hero.  Mr. Tianfu Yang’s business address is Xi Yuan 17-5, Wan Cheng Hua Fu, Wan Liu Xi Lu, Hai Dian Qu, Beijing, China 100089.

Hero is an investment holding company whose business address is Xi Yuan 17-5, Wan Cheng Hua Fu, Wan Liu Xi Lu, Hai Dian Qu, Beijing, China 100089.

Tech Full’s registered address is the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Each Abax Person’s (as defined below) and each Abax Party’s business address is Two International Finance Centre, Suite 6708, 67/F, 8 Finance Street, Central, Hong Kong.

Global Fund is the sole shareholder of Abax Lotus and Abax Nai Xin. Arhat and Upland together hold 100% of the Global Fund. AGC is the managing shareholder of Arhat and sole shareholder of Abax HK while Upland Managing Member is the managing member of Upland. Abax HK is the investment advisor to AGC, Arhat, Upland and the Global Fund, and is an asset manager focused on Asian private and public investments with an emphasis on Greater China.

Mr. Xiang Dong Yang is the ultimate controlling person of AGC and Upland Managing Member and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by Abax Nai Xin and Abax Lotus.  Mr. Xiang Dong Yang is the ultimate controlling shareholder of Abax HK.  Each of Arhat, Upland, AGC, Upland Managing Member, Abax HK, the Global Fund and Mr. Xiang Dong Yang disclaims beneficial ownership of such shares for all other purposes.

The name, title, present principal occupation or employment of each of the directors and executive officers of each Abax Party, each of which is an “Abax Person” is set forth below:

For Abax HK and AGC:

Name	Occupation/Position	Entity
Mr. Xiang Dong Yang	President, Chief Investment Officer and Director	Abax HK and AGC
Mr. Frank Feng Qian	Chief Risk Officer and Director	Abax HK and AGC
Mr. William Hoi Hin Chan	Managing Director	Abax HK and AGC
Mr. John Lu Goh	Managing Director	Abax HK and AGC
Mr. Richard Yee	General Counsel and Compliance Officer	Abax HK and AGC

For Abax Lotus, Abax Nai Xin, Global Fund, Arhat, and Upland Managing Member:

Name	Occupation/Position	Entity
Mr. Xiang Dong Yang	Director	Abax Lotus, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Frank Feng Qian	Director	Abax Lotus, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Ron Silverton	Director	Abax Lotus, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member
Mr. Xiaoxin Chen	Director	Abax Lotus, Abax Nai Xin, Global Fund, Arhat, Upland Managing Member

(d) – (e)
During the five years preceding the date of this filing, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. Tianfu Yang is a citizen of the People’s Republic of China; Hero is a British Virgin Islands investment holding company; and Tech Full is a Cayman Islands company. Abax Lotus is a Cayman Islands domiciled exempted company; Global Fund is a Cayman Islands domiciled exempted company; Upland is a Delaware limited liability company; Arhat is a Cayman Islands domiciled exempted company; Upland Managing Member is a Cayman Islands domiciled exempted company; AGC is a Cayman Islands domiciled exempted company; Abax HK is a Hong Kong company; Abax Nai Xin is a Cayman Islands domiciled exempted company; Mr. Xiang Dong Yang is a citizen of Hong Kong; Mr. Qian is a citizen of the People’s Republic of China; Mr. Chan is a citizen of Hong Kong; Mr. Goh is a citizen of Singapore; Mr. Yee is a citizen of the United States; Mr. Silverton is a citizen of the United States; and Mr. Chen is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons anticipate that approximately US$463.8 million will be expended in acquiring 18,525,436 outstanding shares of Common Stock owned by shareholders of the Company other than certain senior managers of the Company (the “Rollover Shareholders”) and the Reporting Persons (“Publicly Held Shares”). This amount includes (a) the estimated funds required by Reporting Persons to (i) purchase the Publicly Held Shares, (ii) pay for the outstanding options to purchase Common Stock, and (iii) pay for the outstanding warrants to purchase Common Stock, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

On April 29, 2011, Tech Full received a debt commitment letter (the “Debt Commitment Letter”) issued by China Development Bank Corporation (“CDB”) for a US$400,000,000 term loan facility to fund the proposed purchase of the Publicly Held Shares, subject to execution of mutually acceptable definitive documents for the facility. CDB’s commitment under the Debt Commitment Letter will terminate on April 2, 2012 unless CDB receives a written confirmation prior to the expiration date.

In connection with the Proposed Transaction (as defined in Item 4 below), AGC and Abax HK, on behalf of certain of the funds and/or entities that they manage or advise, issued on April 20, 2011 a financing commitment letter (“Financing Commitment Letter”) and committed to provide equity and debt financing of an aggregate amount of up to US$63.8 million. The source of funds for such equity and debt financing will come from the investors in such funds. In addition, the Abax Parties may bring in one or more additional third party investors to fund a portion of such equity and/ or debt financing.

The shares of Common Stock owned by an Abax Party were purchased in broker’s transactions on Nasdaq at an aggregate purchase price of approximately US$23,956,200. The source of funds was from the investors in the Abax Parties.

The foregoing summary of the Debt Commitment Letter and the Financing Commitment Letter is not intended to be complete.

Item 4.	Purpose of Transaction

On April 20, 2011, Mr. Tianfu Yang and AGC (acting on behalf of certain funds it manages and/ or advises), on behalf of themselves, submitted a proposal, (the “Proposal”) to the Company’s board of directors for the acquisition of all of the Publicly Held Shares through a Nevada corporation wholly owned by Parent (“Merger Sub”) for US$24.00 per share (the “Proposed Transaction”).

Financing for the Proposed Transaction will include both debt and equity components, as well as rollover equity from certain members of the management and certain Abax Parties (the “Rollover Commitments”).  AGC and Abax HK, on behalf of certain of the funds and/or entities that they manage or advise, will also provide equity and debt financing through certain such funds in connection with the Proposed Transaction, and the Abax Parties may bring in one or more additional third party investors to fund a portion of such equity and/ or debt financing.

With respect to the Rollover Commitments, certain members of management, including Mr. Tianfu Yang, Tianli Yang, Zedong Xu, Suofei Xu and Lanxiang Gao, have committed to roll all of their shares of Common Stock into Tech Full in connection with the Proposed Transaction.  In addition, Abax Lotus and Abax Nai Xin have also committed to roll over all of their shares of Common Stock into Tech Full in connection with the Proposed Transaction.

Any definitive agreement entered into in connection with the Proposed Transaction is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of the Proposed Transaction, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to the merger agreement with its covenants thereunder, the absence of a material adverse effect.

If the Proposed Transaction is completed, the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the NASDAQ Stock Exchange.

The foregoing summary of certain provisions of the Proposal is not intended to be complete.  Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)
Mr. Tianfu Yang is the sole shareholder of Hero. Hero directly holds 2,633,354 shares of Common Stock, approximately 8.48% of the outstanding Common Stock.  Mr. Tianfu Yang shares voting and dispositive control over the shares of the Common Stock held by Hero. Mr. Tianfu Yang is thereby deemed to have beneficial ownership of such shares. Mr. Tianfu Yang is also the sole shareholder of Tech Full. By virtue of the Rollover Commitment Letters, each of Mr. Tianfu Yang and Tech Full shares dispositive control over the shares of the Common Stock held by the Rollover Shareholders. Based on the information available to and verifiable by the Reporting Persons, each of Mr. Tianfu Yang and Tech Full is thereby deemed to have beneficial ownership of 12,725,384 shares of Common Stock, approximately 40.72% of the outstanding shares of the Common Stock.

With respect to each of the Abax Parties, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety. Abax Lotus holds 1,225,553 shares of Common Stock, approximately 3.9% of the outstanding shares of Common Stock. On February 28, 2011, AGC Asia 3 transferred all of its 130,046 shares of Common Stock to Abax Lotus, which now holds these shares of Common Stock. Moreover, on February 28, 2011, Abax Jade merged into Abax Lotus, thereby transferring 131,240 shares of Common Stock previously held by Abax Jade to Abax Lotus.  Abax Nai Xin holds 466,467 shares of Common Stock, approximately 1.5% of the outstanding shares of Common Stock.

Due to their control relationship over each of Abax Lotus and Abax Nai Xin, each of AGC, Upland Managing Member, Arhat, Upland and Global Fund may be deemed to beneficially own an aggregate of 1,692,020 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock. Abax HK is the investment advisor to AGC, Arhat, Upland and the Global Fund and therefore may be deemed to beneficially hold an aggregate of 1,692,020 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock.

Due to Mr. Xiang Dong Yang’s control relationship over all of these entities, he may therefore may be deemed to beneficially own and have shared voting and dispositive power over the shares of Common Stock owned by each of the Abax Parties, which aggregate number is 1,692,020, representing 5.4% of the outstanding shares of Common Stock.

In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any of the other Reporting Persons, except that (i) Mr. Tianfu Yang may be deemed to beneficially own all shares of Common Stock that are beneficially owned by Hero and Tech Full, and (ii) Global Fund, Upland, Arhat, Upland Managing Member, AGC, Abax HK and Mr. Xiang Dong Yang may be deemed to beneficially own all shares of Common Stock that are beneficially owned by Abax Lotus and Abax Nai Xin.

(c)
During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of the Abax Parties, has effected any transactions in the Common Stock, except that AGC Asia 3 transferred 130,046 shares of Common Stock to Abax Lotus.

(d) – (e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company.

For a brief description of the principal terms of the Proposed Transaction, the Proposal, the Debt Commitment Letter, the Financing Commitment Letter and the Rollover Commitments, please refer to Items 3 and 4.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement dated May 2, 2011, by and between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 2, 2011

TIANFU YANG

Name: Tianfu Yang

HERO WAVE INVESTMENTS LIMITED

By:
Name: Tianfu Yang
Title: Director

TECH FULL ELECTRIC COMPANY LIMITED

Name: Tianfu Yang
Title: Director

ABAX LOTUS LTD.

By:
Name: Xiang Dong Yang
Title: Director

ABAX NAI XIN A LTD.

By:
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL OPPORTUNITIES FUND

By:
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By: ABAX CLAREMONT LTD. in its capacity as Managing Member

By:
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By:
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By:
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

Name: Xiang Dong Yang